Exhibit 12

NAVISTAR FINANCIAL CORPORATION AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

MILLIONS OF DOLLARS
(unaudited)

	For the Years Ended October 31,
	2009	2008	2007	2006	2005

Earnings
Income before taxes	$46.6	$(44.8)	$105.4	$127.2	$123.4
Fixed charges	69.6	186.8	238.0	194.6	133.3
Earnings before fixed charges	$116.2	$142.0	$343.4	$321.8	$256.7

Fixed charges
Interest expense	69.6	186.8	238.0	194.6	133.3
Total fixed charges	$69.6	$186.8	$238.0	$194.6	$133.3

Ratio of earnings to fixed charges	1.67	*	1.44	1.65	1.93

For the purpose of our ratio, earnings consist of the sum of (a) pre-tax income, and (b) fixed charges. Fixed charges consist of consolidated interest expense of Navistar Financial Corporation and its consolidated subsidiaries.

* Deficiency of $44.8

E-24